AMERICAN SUPERCONDUCTOR CORPORATION

64 Jackson Road

Devens, Massachusetts 01434

February 13, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	American Superconductor Corporation

Registration Statement on Form S-3

Filed February 5, 2018

File No. 333-222874

Dear Mr. Jones:

On behalf of American Superconductor Corporation (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on February 15, 2018, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter N. Handrinos at (617) 948-6060 or Gregory P. Rodgers at (212) 906-2918.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter N. Handrinos at (617) 948-6060 or Gregory P. Rodgers at (212) 906-2918, of Latham & Watkins LLP. Thank you in advance for your consideration.

AMERICAN SUPERCONDUCTOR CORPORATION

By:	/s/ John W. Kosiba, Jr.
Name: John W. Kosiba, Jr.
Title: Senior Vice President, Chief Financial Officer and Treasurer

cc:	Peter N. Handrinos, Latham & Watkins LLP
Gregory P. Rodgers, Latham & Watkins LLP